United States securities and exchange commission logo





                             June 6, 2024

       Korey Pirouz
       Senior Vice President
       Cencora, Inc.
       1 West First Avenue
       Conshohocken, PA 19428

                                                        Re: Cencora, Inc.
                                                            Form 8-K
                                                            Filed February 27,
2024
                                                            File No. 001-16671

       Dear Korey Pirouz:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K

       Item 1.05 Material Cybersecurity Incidents, page 1

   1. We note the statement you experienced a cybersecurity incident that, as of the date of the filing, did not have a
material impact on your operations. Please advise us as to why you determined to file
under Item 1.05 of Form 8-K given the statement that you have not yet determined whether the
incident is reasonably likely to materially impact your financial condition or results of
operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Rucha Pandit at 202-551-6022 or James Lopez at 202-551-3536 with any other questions.
 Korey Pirouz
Cencora, Inc.
June 6, 2024
Page 2
                                 Sincerely,
FirstName LastNameKorey Pirouz
                                 Division of Corporation Finance
Comapany NameCencora, Inc.
                                 Office of Finance
June 6, 2024 Page 2
cc:       Laz Krikorian
FirstName LastName